3/11/2003

SEC 03012106 :OMMISSION 49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8- ~~33954~~ 33594

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Empire Investment, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 - 40 39th Avenue
(No. and Street)

Flushing	**New York**	**11354**
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lian Huo Wu **(718) 445-2313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lian Huo Wu**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Empire Investment, Inc., as

of **December 31**, 20 **02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 20 03

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

EMPIRE INVESTMENT INC.

DECEMBER 31, 2002

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Empire Investment Inc.

We have audited the accompanying statement of financial condition of Empire Investment Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empire Investment Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 20, 2003

EMPIRE INVESTMENT INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents (Note 4)	$	3,946
Commissions receivable (Note 6)		15,961
Due from clearing broker (Note 6)		450
Securities owned, at market (Note 3)		167,836
Furniture, fixtures, equipment and leasehold improvements, (net of accumulated depreciation of $52,718)		9,047
Due from stockholder		1,231
Deposits receivable		583
Other assets		1,836
TOTAL ASSETS	$	200,890
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to clearing broker	$	17,822
Bank overdraft		18,602
Accounts payable and accrued expenses		37,399
TOTAL LIABILITIES		73,823
Commitments and contingent liabilities (Note 5)		
Stockholder's equity		
Common stock, without par value, authorized 200 shares, issued and outstanding 30 shares		164,388
Paid-in capital		149,500
Deficit		(186,821)
Total Stockholder's Equity		127,067
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	200,890

The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Empire Investment Inc. (the "Company") a New York State Corporation is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using a double declining method. Leasehold improvements are depreciated over the life of the lease.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

EMPIRE INVESTMENT INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2002.

NOTE 3- SECURITIES OWNED AT MARKET

Marketable securities owned at December 31, 2002, consist of investment securities at quoted market values, as illustrated below:

	Securities Long
Common stocks	$ 68,305
Treasury bills	99,531
	$ 167,836

NOTE 4- CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2002 included the following:

Galaxy Money Market Fund	$	3,946

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is obligated under an office lease which expires on December 31, 2003. The office facilities are leased from the stockholder of the Company. During 2002 the Company paid $0 in rent expense to the stockholder who waived the rent. Remaining commitments under the operating lease mature as follows:

Year ending December 31,		Amount
2003	$	66,000

NOTE 6- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

		Receivable		Payable
Due from clearing broker	$	450	$	-
Payable to clearing broker		-		17,822
Fees and commissions receivable		15,961		-
	$	16,411	$	17,822

NOTE 7- INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 8- NET CAPITAL

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an Introducing Broker. Net capital changes from day to day, but as of December 31, 2002, the Company had net capital of $98,333 which exceeded requirements by $93,333.

NOTE 9- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.